Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE

STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "DIVIGAS,

INC.", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF MAY,

A.D. 2025, AT 5:35 O`CLOCK P.M.



Charuni Patibanda-Sanchez, Secretary of State

10211627 8100
SR# 20252811568

Authentication: 203888119
Date: 06-09-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:35 PM 05/29/2025
FILED 05:35 PM 05/29/2025
SR 20252811568 - File Number 10211627

CERTIFICATE OF INCORPORATION

OF

DIVIGAS, INC.

(a Delaware corporation)

ARTICLE I
NAME

The name of the Corporation is Divigas, Inc. (the "**Corporation**").

ARTICLE II
AGENT

The address of the Corporation's registered office in the State of Delaware is 1209 Orange St., Wilmington, DE 19801. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III
PURPOSE

The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE IV
STOCK

Section 4.1 Total Authorized.

The total number of shares of all classes of capital stock that the Corporation has authority to issue is 100,000,000 shares, consisting of: 50,000,000 shares of Class A Common Stock, $0.0001 par value per share ("***Class A Common Stock***"), 25,000,000 shares of Class B Common Stock, $0.0001 par value per share ("***Class B Common Stock***" and together with the Class A Common Stock, the "***Common Stock***") and 25,000,000 shares of Preferred Stock, $0.0001 par value per share. The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Section 4.2 Designation of Preferred Shares.

4.2.1 The Board of Directors of the Corporation is authorized, subject to any limitations prescribed by the laws of the State of Delaware, by resolution or resolutions, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware ("***Certificate of Designation***"), to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital

1

stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

4.2.2 Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this ARTICLE IV, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock.

Section 4.3 Rights of Class A Common Stock and Class B Common Stock.

4.3.1 Equal Status. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Corporation), share ratably and be identical in all respects and as to all matters.

4.3.2 Voting Rights. Class B Common Stock shall be non-voting stock. Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class A Common Stock shall (a) at all times vote on all matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Certificate of Incorporation) of the stockholders of the Corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law, including by written consent. Except as expressly provided for by this Certificate of Incorporation or as required by applicable law, each holder of Class B Common Stock shall (a) not be entitled to vote on matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Certificate of Incorporation) of the stockholders of the Corporation, (b) not be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and (c) at all times entitled to vote by law, vote together with the holders of Class A Common Stock as a single class on all matters submitted to a vote or for the consent of the stockholders of the Corporation.

4.3.3 Dividend and Distribution Rights. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, any dividend or distribution on the Common Stock shall be payable on shares of Class A Common Stock and Class B Common Stock in accordance with Section 4.3.1; provided, however, that in the case of dividends or distributions payable in shares of Common Stock of the Corporation, or options, warrants or rights to acquire shares of such Common Stock, or Securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or Securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or Securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid.

4.3.4 Subdivisions Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; *provided*, *however*, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

4.3.5   Liquidation, Dissolution or Winding Up. In the event of any liquidation of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Class A Common Stock and Class B Common Stock shall be entitled to share ratably (based on the number of shares of Common Stock held by each such holder), share and share alike, in the remaining net assets of the Corporation.

4.3.6   Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; *provided*, *however*, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class B Common Stock have no voting power, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

4.3.7   Change of Control Class A Vote. The Corporation shall not consummate a Change in Control Transaction without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class A Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.

4.3.8   Mandatory Conversion of Class B Common Stock. Upon the Corporation's consummation of an Initial Public Offering ("Effective Time"), each share of Class B Common Stock shall be automatically converted into one (1) ("Conversion Ratio") fully paid and nonassessable share of Class A Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Class B Common Stock ("**Old Certificates**") shall thereafter represent that number of shares of Class A Common Stock into which the shares of Class B Common Stock represented by the Old Certificate shall have been converted. The corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the Effective Date, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 4.3.8 shall be retired by the Corporation and shall not be available for reissuance. Before any holder of Series A Common Stock that was converted from Class B Common Stock shall be entitled to transfer its Class A Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Series A Common Stock and shall give written notice of the name or names (i) in which the certificate or certificates representing the new shares of Series A Common Stock into which the shares of Series B Common Stock are so converted are to be issued if such shares are certificated or (ii) in which such shares are to be registered in book entry if such shares are uncertificated. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Common Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Series A Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form.

4.3.9   Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

4.3.10   Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 3 or 4 of this Article IV (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class A Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.

Section 4.4 Definitions. For purposes of this Certificate of Incorporation:

4.4.1"Change in Control Transaction" means the occurrence of any of the following events:

(a)the sale, lease, exchange, encumbrance or other disposition (other than licenses that do not constitute an effective disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole, and the grant of security interests in the ordinary course of business) by the Corporation of all or substantially all of the Corporation's assets; or

(b)the merger or consolidation of the Corporation with or into any other entity, other than a merger or consolidation that would result in the Class A Common Stock of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its sole parent entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or such surviving entity or its sole parent entity outstanding immediately after such merger or consolidation."

4.4.2 "Initial Public Offering" means the Corporation's first firm commitment to an underwritten public offering under an effective registration statement on Form S-1 or s-3 under the Securities Act of 1933, as amended, covering the sale of the Corporation's Class A Common Stock.

ARTICLE V
STOCKHOLDER ACTION

Any action required or permitted to be taken at any annual or special meeting of the stockholders of the Corporation may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

ARTICLE VI
EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE VII
AMENDMENT

Section 7.1 Amendment of Certificate of Incorporation. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation.

Section 7.2 Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation by vote or written consent.

ARTICLE VIII: MATTERS RELATING TO THE BOARD OF DIRECTORS

Section 8.1 Number of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by resolution of the Board.

Section 8.2 Classified Board. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, immediately following the Voting Threshold Date, the directors shall be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively (the "*Classified Board*"). The Board of Directors may assign members of the Board of Directors in office immediately prior to the Classified Board becoming effective to the several classes of the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by a majority of the Board of Directors, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the corporation's first annual meeting of stockholders following the date on which the Classified Board becomes effective, the initial term of office of the Class II directors shall expire at the corporation's second annual meeting of stockholders following the date on which the Classified Board becomes effective, and the initial term of office of the Class III directors shall expire at the corporation's third annual meeting of stockholders following the date on which the Classified Board becomes effective. At each annual meeting of stockholders following the date on which the Classified Board becomes effective, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Section 8.3. Term and Removal.

(a)Each director shall hold office until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted in the corporation's Bylaws or in accordance with applicable law. No decrease in the number of directors shall shorten the term of any incumbent director.

(b)Subject to the rights of the holders of any series of Preferred Stock with respect to directors elected thereby, from and after the effectiveness of the Classified Board, any director may be removed only by the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares of capital stock of the corporation then entitled to vote at an election of directors voting together as a single class.

Section 8.4 Board Vacancies. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, from and after the effectiveness of the Classified Board, any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall (unless (a) the Board of Directors determines by resolution that any such vacancy or newly created directorship shall be filled by the stockholders or (b) otherwise required by applicable law) be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been elected expires or until such director's successor shall have been duly elected and qualified.

Section 8.5. Vote by Ballot. Election of directors need not be by written ballot.

ARTICLE IX: DIRECTOR LIABILITY; INDEMNIFICATION

Section 9.1. Limitation of Liability. To the fullest extent permitted by law, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

Section 9.2. Indemnification. The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

ARTICLE X
INCORPORATOR

The name and mailing address of the incorporator are as follows:

Clemen Cunningham
1431 E. McKinney St. Suite 130
Denton, TX 76209

IN WITNESS WHEREOF, the undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is his act and deed and that the facts stated herein are true.

Dated: May 29, 2025

By: _____
        Clemen Cunningham